(212) 818-8881	(212) 818-8610
email address
bross@graubard.com

June 13, 2018

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Draft Registration Statement on Form S-1
Submitted May 4, 2018
CIK No. 0001679063

Ladies and Gentlemen:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 30, 2018, relating to the above-captioned confidentially submitted Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the draft submission. We have filed the Registration Statement on Form S-1 publicly with the Commission on the date of this letter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement Submitted May 4, 2018 General

1.	Please advise regarding the reference to Class A Common Stock in note 1 to the fee table on the registration statement cover page, as this is an offering of preferred stock.

We have corrected the notes to the fee table to eliminate the noted error. Please see the fee table on the inside cover of the Registration Statement.

Securities and Exchange Commission June 13, 2018 Page 2

2.	Please tell us who you engaged to assist with the valuation of Screen Media and whether the valuation of equity issued as partial consideration reflected the immediate increase in fair value of your equity that resulted from the transaction.

Prior to the consummation of its acquisition of the Screen Media assets, the Company conducted a full business and legal due diligence review of Screen Media, which included a review of a recent third-party valuation that had been obtained by Screen Media in connection with its bank financing, Promptly following the closing of the transaction, the Company engaged the services of Astrina Inc. (“Astrina”), an independent appraisal firm, to assist with the valuation of (a) the net assets acquired from Screen Media and (b) the 35,000 Class A shares (“equity shares”) and the 50,000 Class Z warrants (“warrants”) issued by the Company as part of the consideration paid for the acquisition. The warrants were valued by Astrina using a standard closed-form Black Scholes call option model (using certain input parameters, including the Company’s stock price at the close of business on November 3, 2017, the date of consummation of the Screen Media acquisition).   The equity shares were valued using the Company’s stock price at the close of business on November 3, 2017. Any increase in the fair value of the equity issued resulting from the transaction was deemed irrelevant, as the amount of equity issued was relatively small and the total consideration paid by the Company for the Screen Media assets was materially below the value of such assets, as determined in both the pre- and post-closing valuation reports reviewed or obtained by the Company.

3.	We note that one of your current long-form video content projects includes Chicken Soup for the Soul’s Hidden Heroes. We further note disclosures from the Form I-A POS filed on August 8, 2017 that you and CSS have several agreements with the Foundation, on whose advisory board your CEO sits. You disclose that one such agreement includes sponsorship by the Foundation for a Saturday morning family television show, Chicken Soup for the Soul’s Hidden Heroes. For the years ended December 31, 2016 and 2015, you recognized revenue of $3,734,884 and $1,431,818, respectively, from this sponsorship. However, we do not see similar disclosure within the Form S-.1 or the Form 10-K for the fiscal year ended December 31, 2017. Please identify for us the Foundation and explain to us in detail regarding the nature of the agreement and how you earn revenues from this affiliate. Also, please provide additional disclosures in the filing.

Please note that the disclosure regarding Mr. Rouhana’s involvement with the Boniuk Foundation in the Form 1-A was erroneous. Mr. Rouhana has never been on the board of the Boniuk Foundation. We recognized this error and, accordingly, the applicable disclosure was removed from the Company’s recent 10-K and the Registration Statement. Mr. Rouhana is a member of the Boniuk Institute for the Study and Advancement of Religious Tolerance at Rice University (“Rice Institute”). The Rice Institute and the Boniuk Foundation are in fact two distinct entities that are neither affiliated with the Company nor each other. The Company has never transacted any business with the Rice Institute. Accordingly, the business relationship between the Company and the Boniuk Foundation (which relationship began before the Company’s public offering and is now in its fourth year of existence) is an unaffiliated relationship, and all transactions between the Company and the Boniuk Foundation are commercial, third-party transactions. All such transactions have been conducted on the same basis as all other third-party sponsorship utilized by the Company. It is therefore respectfully submitted that no further disclosure is needed in the Registration Statement with respect to this sponsor.

Securities and Exchange Commission June 13, 2018 Page 3

Summary Consolidated Financial Information

Reconciliation of Historical GAA.P Net Income as Reported to Adjusted EBITDA, page 7

4.	We note you disclose Adjusted EBITDA because you believe it provides useful information in that it excludes amounts that are not indicative of your core operating results and ongoing operations. Therefore, it appears the calculation should be revised to exclude the one-time gain on the purchase of Screen Media. Refer to Question 100.03 of the non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We acknowledge the Staff’s comment and are revising the calculation to exclude the one-time gain on the purchase of Screen Media. Please see page 7 of the Registration Statement.

Risk Factors

We are currently able to pay dividends under the most restrictive covenants in our Bank Loan Facility, page 14

5.	Please disclose the circumstances and specific financial covenants that would be lead to events of default under your Bank Loan Facility so that potential Series A Preferred Stock investors can better evaluate this risk.

The Bank Loan Facility requires the Company to maintain a minimum debt service coverage ratio. Related to this obligation, the Bank Loan Facility contains a negative covenant that restricts the Company from making dividend payments and other distributions and payments to stockholders and certain other people if such payments, distributions or expenditures would result in an event of default under the Bank Loan Facility or any other Company indebtedness, or would exceed the Company’s net earnings in excess of its debt service obligations. The Company is currently in compliance with all of its covenants. We have added the applicable disclosure to the cited risk factor. Please see page 14 of the Registration Statement.

Securities and Exchange Commission June 13, 2018 Page 4

If our common stock is delisted, the ability to transfer or sell shares of the Series A Preferred Stock may be limited..., page 15

6.	We note your statement that “If our common stock is delisted from the Nasdaq Global Market, it is likely that the Series A Preferred Stock will be delisted from the Nasdaq Capital Market as well...” Explain why this would be the case, given that the Nasdaq Global Market and the Nasdaq Capital Market have different listing standards. Revise to disclose the differences between the Nasdaq Global Market and the Nasdaq Capital Market and why you are choosing to have the Series A Preferred Stock listed on the Nasdaq Capital Market while your common stock is listed on the Nasdaq Global Market.

We have revised the Registration Statement to note that the Company will apply to have its shares of Series A Preferred Stock listed on the Nasdaq Global Market and have revised the risk factor accordingly. Please see page 15 of the Registration Statement.

Use of Proceeds, page 27

7.	Because you have no current specific plan for the proceeds, revise to further explain your principal reasons for this offering pursuant to Item 504 of Regulation S-K.

We have revised the cited disclosure in accordance with the foregoing comment. Please see page 27 of the Registration Statement.

Exclusive Forum Selection, page 33

8.	Please add a risk factor discussing the effects of your exclusive forum provision and potential impact on the rights of investors, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial Forum that it finds Favorable for disputes with the company and its officers and directors. Additionally discuss the enforceability of the provision.

We have added the disclosure described in the comment above. Please see page 18 of the Registration Statement.

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Securities and Exchange Commission June 13, 2018 Page 5

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Brian L. Ross

cc:	William J. Rouhana, Jr.